Exhibit (a)(1)(G)

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and effective as of the 27th day of June, 2011 (hereinafter referred to as the “Agreement Date”).

BETWEEN:

AURIZON MINES LTD.

Suite 1120, 925 West Georgia Street,

Vancouver, B.C. V6C 3L2

(hereinafter called the “Company”)

OF THE FIRST PART

AND:

GEORGE PASPALAS

4052 West 10th Street

Vancouver, B.C. V6R 2H1

(hereinafter called the “Employee”)

OF THE SECOND PART

WHEREAS the Company is incorporated under the laws of British Columbia and carries on business as a mining company with operations in Quebec and other mineral interests elsewhere;

AND WHEREAS the Company wishes to employ the Employee as the President and Chief Executive Officer (the “Position”) of the Company and the parties wish to confirm the terms of such employment;

NOW THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by both parties, the parties hereby covenant and agree with each other as follows:

1.	EMPLOYMENT

1.01	The Company agrees to employ the Employee and the Employee agrees to serve the Company during the term hereof, on and subject to the terms and conditions herein contained.

1.02	The Employee’s term of employment with the Company shall commence on August 15, 2011 or such other date the parties may agree in writing (the “Start Date”) and be indefinite until terminated in accordance with the provisions of this Agreement.

1.03	The Company will cause the Employee to be elected as a director effective on or about the Start Date and use reasonable efforts to ensure such directorship continues, but the Employee acknowledges that election and continuing as a director is subject to shareholder voting and not within the control of the Company.

1.04	From the Agreement Date to the Start Date, the Employee shall make himself reasonably available for up to approximately 50 hours of consulting to the Company, including a trip to the Company’s operations and related suppliers in Quebec and review of the pending Feasibility Study. In return for all such services, the Employee will receive a lump sum fee of $50,000 plus applicable taxes payable on the Start Date.

1.05	The Employee shall report to and be directly responsible to the Board and shall perform, observe and conform to such duties and instructions as from time to time are reasonably assigned or communicated to the Employee by the Board and which are reasonably consistent with the employment and status of the Employee. The Employee shall make such reports to the Board as may be necessary to fully and properly inform the Board of the matters of business for which the Employee is responsible.

1.06	The Employee’s principal place of work is the Company’s head office in Vancouver, British Columbia, but the Employee acknowledges the Position will require him to travel to Quebec and elsewhere frequently.

2.	COMPENSATION

2.01	The Company agrees to pay the Employee and the Employee agrees to accept, as remuneration for services hereunder, an annual base salary in the amount set out in Schedule “A” (the “Annual Salary”), payable in equal semi-monthly installments, exclusive of any other benefits referred to herein. The parties agree that the Company will review the Annual Salary on an annual basis and will make any adjustments it determines are reasonable in the sole opinion of the Board, who may take into account, among other things, the Employee’s performance in the preceding twelve (12) months. Such review will take place within 90 days following the fiscal year end of the Company and any adjustment resulting therefrom shall be effective as and from the date specified by the Board. The Annual Salary payable to the Employee hereunder shall thereafter, until the earlier of the next such determination by the Board or a further written agreement of the parties, be the Annual Salary as so adjusted, without the need for a formal amendment of this Agreement. In no case will the Annual Salary be reduced unless by mutual agreement, such agreement to be in writing. For greater certainty, the Annual Salary referred to herein shall not include any other payments such as, but not limited to, bonuses, share options, or other benefits.

2.02	The Employee shall be entitled to participate in all employee benefit programs, including, without limiting the generality of the foregoing, group life and disability insurance and medical and dental plans, in accordance with and on the same terms and conditions as are in place as at the Start Date and such other benefits as from time to time are made generally available to other executive employees of the Company (the “Benefits”). The Employee agrees that the Company may substitute, or modify such Benefits as it may deem necessary or desirable in the interests of the Company. All insured Benefits shall be governed by the terms of any applicable policies relating thereto as may be then in force.

2.03	In the event that the Employee should at any time be prevented by illness or injury from performing all of Employee’s duties and provided that Employee furnishes satisfactory evidence of such incapacity and the cause thereof, the Employee shall be eligible for short-term disability benefits until such time as the Employee qualifies for long-term disability benefits under the Company’s insurance plans. The Company shall arrange short and long term disability coverage as from time to time are made generally available to other executive employees of the Company, subject to availability of insurance and Employee being insurable, including passing any medical examination, for such insurance. The benefits under the short and long term disability policies are governed by the terms of the policy of insurance in force and the Company assumes no liability to provide such benefits. If the Employee shall be unable to perform substantially all duties of the Position for a period longer than twenty-four (24) consecutive months or periods totalling twenty-four months in any 36-month period, the Company reserves the option to terminate the Employee’s employment without notice or compensation and the Employee shall have no further claim whatsoever for compensation from the Company.

2.04	The Employee shall be entitled to participate in any incentive programs, including, without limiting the generality of the foregoing, share option plans, share purchase plans, share bonus plans or financial assistance plans as may from time to time be approved by the Board. The Employee acknowledges that Employee’s participation in these plans or programs will be to such extent and in such amounts as the Board in its sole discretion may decide from time to time. The Employee agrees that the Company may substitute, reduce, modify, or eliminate such plans or programs if, in the discretion of the Board, this should seem necessary or desirable in the interests of the Company. All such plans or programs shall be governed by the policies of the various regulatory bodies which have jurisdiction over the affairs of the Company.

2.05	Having regard to the foregoing, the Employee shall be entitled in each year to participate in annual cash bonus plan (the “Bonus”) providing Employee with the opportunity to receive a bonus up to the per cent of the Employee’s Annual Salary set out in Schedule “A” (the “Target Bonus”) based on the Employee’s contribution, as determined by the Board, to the achievement of Company goals to be established by the Board prior to or at the beginning of each calendar year and the Company’s performance and financial condition. The Board shall act reasonably in setting goals and assessing Bonus awards. The Bonus shall be pro-rated for the first part year of employment from the Start Date and be assessed based on the performance objectives set out in Schedule “A” for 2011. Any amounts to which the Employee may be entitled under any such plan or program shall not, for the purposes of this Agreement, be treated as Annual Salary.

2.06

The Company shall make an initial grant to the Employee of options to acquire 500,000 common shares of the Company at a strike price of the closing price of such shares on the TSX on the day preceding the day of issue for a five-year term, with 25% vesting on the Start Date and an additional 25% on each of the first, second and third anniversary of the Start Date, providing the Employee remains actively employed on such dates. Such grants will be made pursuant to the terms of the Company stock option plan, as amended from time to time, and the terms of any Stock Option Agreement issued in connection therewith, including terms governing cessation of vesting and cancellation of options on cessation of employment. The

Employee shall be eligible for additional option grants in subsequent years in the discretion of the Company.

2.07	Vacation:

a.	The Employee shall be entitled to 25 business days of annual vacation, without reduction in salary, during each calendar year of the term hereof and pro-rated for partial years. The Employee may carry forward up to 5 vacation days from one year to the next, provided that Employee will not forfeit any statutory minimum vacation days;

b.	Such vacation shall be taken at such time or times as shall be convenient to the Employee and the Company; and

c.	The Employee’s vacation entitlement may be increased from time to time, but not decreased, according to the Company’s prevailing policy.

2.08	The Company will pay, on behalf of the Employee, professional fees and dues or costs of any mandatory or professional development courses required in order to allow the Employee to remain in good standing with any professional association of which the Employee is a member as at the date hereof. In addition, the Employee shall be reimbursed by the Company for all out-of-pocket expenses actually, necessarily and properly incurred by Employee in the discharge of the Employee’s duties for the Company. The Employee agrees that such reimbursements shall be due only after Employee has rendered an itemized expense account, together with receipts where applicable, showing all monies actually expended on behalf of the Company and such other information as may reasonably be required and requested by the Company.

2.09	The Company shall also pay for parking for the Employee in a convenient location near the Company office or, at Employee’s option, a monthly transit pass.

2.10	The Company will use reasonable best efforts to maintain at its expense, on behalf of the Employee, Directors and Officers liability insurance on terms and in amount comparable to that maintained by similar-sized Canadian public companies, but in any event providing no less the US$20 million in coverage, during the Employee’s employment and for 6 years thereafter, subject to such coverage being available at reasonable cost.

3.	DUTIES OF THE EMPLOYEE

3.01	The Employee shall carry out the duties referred to in Article 1 hereof, and will devote the whole of the Employee’s working time, attention and energies to the business of the Company and use Employee’s best efforts to advance the interests of the Company throughout the term of this Agreement.

3.02	Without the prior consent of the Board, the Employee shall not, during the term of this Agreement, hold any other directorship or non-employed officer position with another entity (other than private personal or family holding companies) or, directly or indirectly, engage in any other employment or paid work or take any other action inconsistent with the Employee’s fiduciary duty to the Company.

3.03	The Employee will not, at any time or in any manner during the continuance of his or her employment hereunder and thereafter, use other than for the benefit of the Company or divulge any of the confidential or trade secrets of the Company, including, without limitation, information about mineral properties in which the Company has or is considering acquiring an interest, including about geology, mineralization and assay results, financial information, non-public information which may materially affect the Company’s share price, and employee financial information (collectively, “Confidential Information”) to any person or persons, without the previous consent in writing of the Board except as reasonably necessary to perform the duties of the Position or as may be required by law. During the continuation of employment and thereafter, the Employee shall not use or attempt to use any confidential information which Employee may acquire in the course of the Employee’s employment for the Employee’s own benefit, directly or indirectly.

4.	TERMINATION

4.01	The Employee may terminate this Agreement and Employee’s employment by giving the Company at least three (3) months’ written notice. The Company may waive all or part of such notice and pay compensation in lieu.

4.02	The Company may terminate the employment of the Employee without cause and the Employee may terminate Employee’s employment by the Company for Good Cause (as defined herein) upon delivery of written notice thereof stating the effective date of such termination (the “Termination Date”). In such event, the Company shall be obligated to provide the Employee with the following:

a.	the Employee’s full salary through to the Termination Date at the rate then in effect, reimbursement of any expenses incurred to the Termination Date, payment of any accrued but untaken vacation pay to the Termination Date and any other amounts owing to the Employee, including any Bonus amount, owing but unpaid up to the Termination Date;

b.	an amount equal to the Employee’s Bonus Percentage applied to the Employee’s then current Annual Salary and pro-rated for the portion of the calendar year up to the Termination Date;

c.	the following amount:

i.	two (2) times the Employee’s Annual Salary in effect as at the Termination Date; plus

ii.	two (2) times the Employee’s average Bonus, calculated as the average of the annual Bonus paid to the Employee for the two (2) fiscal years prior to the Termination Date, provided that if two years of Bonus have not been awarded at the time, the Target Bonus in effect at the time shall be used in lieu of missing Bonus awards, which amounts may be paid, at the Company’s option, in a lump sum within 10 business days of the Termination Date or in equal instalments on regular paydays over the two (2) years following the Termination Date, provided the Employee is not in material breach of any obligations under this Agreement;

d.	the Company shall maintain the Benefits, other than life, disability and any other insurance coverage not available from the insurer for terminated former employees, for the Employee on the same terms as while employed until the earlier of the Employee securing comparable alternate benefits (of which the Employee must give prompt notice) or the expiry of the period for which the Employee is receiving Annual Salary under the sub-paragraph above. To the extent the Company is unable to extend any such Benefit coverage for any portion of such period after reasonable efforts to obtain same, the Company shall pay the Employee an amount sufficient to purchase comparable coverages for such time, except for disability coverage;

e.	notwithstanding the terms of any other plan or agreement, all options previously granted by the Company to the Employee which have not vested shall be deemed to vest on the Termination Date and to remain exercisable until the earlier of their expiration date or one year from the Termination Date;

(collectively, the “Severance”).

The cash portions of the Severance shall be subject to all applicable withholdings required by law. If The Employee shall have the option to elect in writing to receive such portions of the cash Severance in subsequent tax years as are proportionally attributable to such subsequent tax years. In return for the cash portions of the Severance, the Employee shall execute a release of all claims arising upon such termination of employment.

4.03	The Company may at any time terminate the employment of the Employee and this Agreement for just cause that would in law permit the Company to, without notice, terminate the Employee, in which event the Employee shall not be entitled to Severance or any other notice or payment in lieu of notice.

4.04	For the purposes of this Agreement, the following shall be deemed to constitute “Good Cause”:

a.	a material reduction in the Employee’s responsibilities, title or reporting;

b.	a material reduction of the Employee’s Annual Salary, unless other executive officers are similarly treated;

c.	a material reduction in Bonus, Benefits or other perquisites, unless other executive officers are similarly treated;

d.	a change in the location of the office of the Company from which the Employee works of more than 50 kilometres from the then-current location of such office;

e.	a material reduction by the Company of the number of paid vacation days to which the Employee is entitled; or

f.	any other circumstances which would constitute a constructive dismissal at common law.

4.05	Any termination by the Company pursuant to paragraphs 4.02 and 4.03 shall be communicated by written Notice of Termination. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and, in the case of a termination for just cause, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Employee’s employment. For purposes of this Agreement, no such purported termination shall be effective without such notice.

4.06	On the termination of Employee’s employment for any reason, the Employee agrees to deliver up to the Company all documents, financial statements, records, plans, drawings and papers of every nature in any way relating to the affairs of the Company or containing Confidential Information which may be in Employee’s possession or control and to delete all copies of any Company Confidential Information from any personal electronic devices.

4.07	The Employee shall not be required to mitigate damages in the event of failure by the Company to make any payments provided for under any paragraph of this Article by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Section be reduced by any compensation earned by the Employee as the result of employment by another employer or self-employment income earned after the Termination Date or otherwise.

4.08	On termination of employment, any monies owed by the Employee to the Company up to the date of such termination shall then be paid by the Employee to the Company and the Company may set-off such amounts against any amounts due to the Employee.

4.09	In return for payment by the Company of the compensation set out above in excess of minimum amounts required under the Employment Standards Act, including the Severance, on cessation of the Employee’s employment, the Employee shall sign and deliver a release of all claims arising from such termination.

5.	INTERPRETATION

a.	Sections and Headings. The division of this Agreement into parts, sections, subsections and paragraphs, and the insertion of headings, are for convenience of reference only and will not affect the construction or interpretation hereof.

b.	Extended Meanings. Words importing the singular number include the plural and vice-versa; words importing the masculine gender include the feminine and neuter genders and vice-versa.

c.	Funds. All dollar amounts referred to in this Agreement are in lawful money of Canada except as otherwise expressly provided.

6.	SUCCESSORS OR ASSIGNS

6.01	The rights and obligations of the Company under this Agreement shall enure to the benefit of and be binding upon the successors or assigns of the Company.

6.02	The Company will require any successor (whether direct or indirect, by purchase, amalgamation, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, which does not become party to this Agreement by operation of law, to expressly assume and agree in writing to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place, except that no such agreement shall be required if such results by operation of law. Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Employee to receive the Severance and for purposes of implementing the foregoing, the date of which any such succession becomes effective shall be deemed the Termination Date.

6.03	As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to all or substantially all its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Article or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

7.	MISCELLANEOUS

7.01	This Agreement and the employment of the Employee shall be governed, interpreted, construed and enforced according to the laws of the Province of British Columbia and the laws of Canada applicable therein.

7.02	This Agreement shall inure to the benefit of and be enforceable by the Employee’s legal representatives, executors, administrators, successors, heirs, and legatees. If the Employee should die while any amounts are still payable to the Employee hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to such legal representatives, executors, administrators, successors, heirs and legatees or, if there be none such designated, to the Employee’s estate.

7.03	The Company shall pay all legal fees and expenses incurred by the Employee in contesting or disputing any termination or in seeking to obtain or enforce any right or benefit provided by this Agreement provided that the Employee is successful in any such action.

7.04	This Agreement represents the entire Agreement between the Employee and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any officer or agent thereof. There are no other promises, agreements, representations or understanding between the parties relating to the subject matter hereof and the Employee’s employment not recorded herein. This Agreement may only be amended by the parties by an agreement in writing.

7.05

Any notice, acceptance or other document required or permitted hereunder shall be considered and deemed to have been duly given if delivered by hand or mailed by postage (Special Delivery) prepared and addressed to the addresses shown on the first page of this Agreement or to such other address as any party may specify in writing to the other and shall be deemed to have been received, if delivered, on the date of delivery and if mailed as aforesaid, then on the second business day following the date of mailing thereof provided that if there shall be, at the time of mailing or within two business days thereof, a strike, slowdown or other labour dispute which might affect delivery of notice by the mails then the notice shall only be effective if actually delivered.

7.06	The waiver by the Employee or by the Company of a breach of any provision of this Agreement by the Company or by the Employee shall not operate or be construed as a waiver of any subsequent breach by the Company or the Employee.

7.07	Time shall be of the essence of this Agreement.

IN WITNESS WHEREOF the Company has caused its corporate seal to be hereunto affixed by and in the presence of its duly authorized officers on their behalf and the Employee has hereunto set the Employee’s hand and seal as of the day and year first above written.

THE CORPORATE SEAL OF AURIZON MINES LTD. was hereunto affixed in the presence of:	) ) )
	)	C/S
/s/ [Illegible]	)
)
/s/ Julie A.J. Kemp	)
)
SIGNED, SEALED AND DELIVERED by THE EMPLOYEE in the presence of:	) ) )
/s/ David Hall	)
Name	)
)
2277 – 184th Street	)	/s/ George Paspalas
Address	)	George Paspalas
)
Surrey, BC U3J 9V2)
City	)
)
Mining Executive	)
Occupation	)

SCHEDULE “A”

Annual Salary:	$550,000.00

Target Bonus:	100% of Annual Salary (the “Target Bonus”)

Part Year 2011 Bonus Objectives:	To be agreed by Company and Employee shortly after Start Date